Exhibit 99.1

ESGL Holdings Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency and Minimum Market Value Deficiency

SINGAPORE – October 27, 2023 - Environmental Solutions Group Holdings Limited (NASDAQ: ESGL) (“ESGL” or the “Company”), a sustainable waste solutions provider whose mission is to recycle industrial waste into circular products using innovative technologies and renewable energy, today announced that the Company received notification letters dated October 24, 2023, from the Listings Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that (i) the minimum bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”), and (ii) the Company’s Minimum Market Value of Publicly Held Shares (“MVPHS”) was less than $5,000,000 for the last 30 consecutive business days prior to the date of the notification letter, which does not meet the requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) and 5810(c)(3)(D), Nasdaq provided the Company with 180 calendar days, or until April 22, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule and the MVPHS Rule. If at any time during the Compliance Period, the closing bid price per share is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the Minimum Bid Price Rule and the matter will be closed. If at any time during the Compliance Period, the Company’s MVPHS closes at $5,000,000 or more for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the MVPHS Rule and the matter will be closed.

In the event the Company does not regain compliance with the Minimum Bid Price Rule by April 22, 2024, the Company may be eligible for additional time. To qualify, the Company must submit, no later than April 22, 2024, an on-line transfer application and pay the non-refundable $5,000 application fee. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. As part of its review process, the Staff will make a determination of whether the Staff believes the Company will be able to cure this deficiency. If the Staff concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit a transfer application or make the required representation, Nasdaq will provide notice that the Company’s securities will be subject to delisting. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to April 22, 2024, or the expiration of the second compliance period if granted.

In the event the Company does not regain compliance with the MVPHS Rule by April 22, 2024, the Company will receive written notification that its securities are subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities, but there can be no assurance Nasdaq would grant the Company’s request for continued listing. Alternatively, the Company may consider applying to transfer the Company’s securities to the Nasdaq Capital Market (the “Capital Market”) before the expiry of the Compliance Period. In order to transfer, the Company must submit an on-line transfer application, pay the $5,000 application fee and meet the Capital Market’s continued listing requirements.

The Nasdaq notification letters do not result in the immediate delisting of the Company’s ordinary shares, and the ordinary shares will continue to trade uninterrupted under the symbol “ESGL.” The Company will continuously monitor the closing bid price of its ordinary shares between now and April 22, 2024, and intends to consider its available options to resolve the Company’s noncompliance with the Minimum Bid Price Rule and the MVPHS Rule. However, there can be no assurance that the Company will be able to regain compliance or maintain compliance with other Nasdaq listing standards.

About ESGL Holdings Limited

ESGL Holdings Limited (“ESGL”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. At the forefront of driving sustainable waste management solutions, ESGL is dedicated to revolutionizing waste transformation with an emphasis on innovative technology and a commitment to preserving the environment. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding anticipated future financial and operating performance and results, including estimates for growth, gross margins, adjusted EBITDA, potential regional expansion, development of new products, partnerships, customer relationships, demand for waste processing, and sales of circular products. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the SEC by ESGL and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652-7185

crocker.coulson@aummedia.org

ESGL Contact:

Lawrence Law

Chief Sustainability and Growth Officer

ESGL Holdings Limited

(65) 6653 2299

lawrence.law@env-solutions.com